UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
                                                                                                                                                                                                                            _____________________________________________________________________

FORM 6-K
_____________________________________________________________________

                                                                                                                                                     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 5 June 2024

Commission File Number: 001-14958

  _____________________________________________________________________

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
    _____________________________________________________________________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
  ___________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 5 June 2024 — Holding(s) in Company

Exhibit 99.1

5 June 2024

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Goldman Sachs Group, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB00BDR05C01

Issuer Name
NATIONAL GRID PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
The Goldman Sachs Group, Inc.

City of registered office (if applicable)
Wilmington, Delaware

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
29-May-2024

6. Date on which Issuer notified
04-Jun-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.032675	1.724757	3.757432	139834521
Position of previous notification (if applicable)	2.852602	0.014405	2.867007

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		69567752		1.869327
US6362744095		6079048		0.163348
Sub Total 8.A	75646800		2.032675%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities lending	Open		32625500	0.876667
Sub Total 8.B1			32625500	0.876667%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Future	21-Jun-2024		Cash	20620090	0.554074
Future	21-Jun-2024		Cash	5277668	0.141814
Future	19-Dec-2025		Cash	1662983	0.044685
Future	20-Dec-2024		Cash	1351602	0.036318
Future	18-Dec-2026		Cash	879437	0.023631
Future	21-Jun-2024		Cash	263773	0.007088
Swap	23-Aug-2024		Cash	131899	0.003544
Future	21-Jun-2024		Cash	115820	0.003112
Future	21-Jun-2024		Cash	113385	0.003047
Swap	23-May-2034		Cash	112698	0.003028
Future	21-Jun-2024		Cash	98150	0.002637
Future	18-Dec-2026		Cash	78874	0.002119
Swap	23-May-2034		Cash	75181	0.002020
Future	21-Jun-2024		Cash	52331	0.001406
Future	21-Jun-2024		Cash	44519	0.001196
Future	21-Jun-2024		Cash	41163	0.001106
Future	21-Jun-2024		Cash	34824	0.000936
Future	21-Jun-2024		Cash	30546	0.000821
Future	21-Jun-2024		Cash	30527	0.000820
Future	21-Jun-2024		Cash	27038	0.000727
Future	21-Jun-2024		Cash	26166	0.000703
Future	21-Jun-2024		Cash	26003	0.000699
Future	21-Jun-2024		Cash	23947	0.000643
Future	21-Jun-2024		Cash	22694	0.000610
Swap	10-Apr-2034		Cash	21352	0.000574
Call Warrant	31-Dec-2030		Cash	16285	0.000438
Future	21-Jun-2024		Cash	15699	0.000422
Swap	10-Apr-2034		Cash	14256	0.000383
Call Option	20-Dec-2024		Cash	13504	0.000363
Future	21-Jun-2024		Cash	13083	0.000352
Future	21-Jun-2024		Cash	11739	0.000315
Call Option	17-Jan-2025		Cash	10877	0.000292
Call Option	20-Dec-2024		Cash	10668	0.000287
Call Option	20-Dec-2024		Cash	9924	0.000267
Future	21-Jun-2024		Cash	9234	0.000248
Call Warrant	31-Dec-2030		Cash	8715	0.000234
Call Option	19-Dec-2025		Cash	8693	0.000234
Call Option	07-Jun-2024		Cash	8134	0.000219
Call Option	21-Jun-2024		Cash	7912	0.000213
Put Option	20-Dec-2024		Cash	7672	0.000206
Future	21-Jun-2024		Cash	7669	0.000206
Call Option	19-Dec-2025		Cash	7458	0.000200
Future	21-Jun-2024		Cash	6978	0.000188
Call Option	21-Jun-2024		Cash	6389	0.000172
Call Option	20-Dec-2024		Cash	6313	0.000170
Future	21-Jun-2024		Cash	5634	0.000151
Call Option	20-Dec-2024		Cash	5363	0.000144
Call Option	17-Jan-2025		Cash	5319	0.000143
Future	21-Jun-2024		Cash	5165	0.000139
Call Option	15-Dec-2028		Cash	4988	0.000134
Call Option	20-Dec-2024		Cash	4978	0.000134
Call Option	15-Dec-2028		Cash	4968	0.000133
Put Option	20-Dec-2024		Cash	4743	0.000127
Call Warrant	31-Dec-2030		Cash	4311	0.000116
Call Option	20-Dec-2030		Cash	4302	0.000116
Future	21-Jun-2024		Cash	3913	0.000105
Call Option	21-Jun-2024		Cash	3864	0.000104
Call Option	20-Dec-2024		Cash	3343	0.000090
Future	21-Jun-2024		Cash	3287	0.000088
Put Option	19-Dec-2025		Cash	3239	0.000087
Call Option	21-Jun-2024		Cash	3162	0.000085
Put Option	17-Dec-2027		Cash	3127	0.000084
Put Option	20-Dec-2024		Cash	3055	0.000082
Put Option	16-Jun-2028		Cash	3053	0.000082
Call Option	20-Dec-2024		Cash	2971	0.000080
Call Option	28-Jun-2024		Cash	2876	0.000077
Put Option	23-Jan-2026		Cash	2670	0.000072
Future	21-Jun-2024		Cash	2617	0.000070
Call Option	21-Feb-2025		Cash	2588	0.000070
Call Option	19-Dec-2025		Cash	2485	0.000067
Call Option	21-Jun-2024		Cash	2435	0.000065
Call Option	17-Dec-2027		Cash	2397	0.000064
Future	21-Jun-2024		Cash	2350	0.000063
Call Option	17-Apr-2025		Cash	2279	0.000061
Call Option	19-Dec-2025		Cash	2148	0.000058
Call Option	17-Dec-2027		Cash	2094	0.000056
Call Warrant	31-Dec-2030		Cash	2000	0.000054
Call Option	15-Dec-2028		Cash	1953	0.000052
Call Option	21-Jun-2024		Cash	1911	0.000051
Call Option	16-May-2025		Cash	1880	0.000051
Future	21-Jun-2024		Cash	1878	0.000050
Put Option	19-Dec-2025		Cash	1866	0.000050
Call Option	22-May-2026		Cash	1848	0.000050
Put Option	18-Jun-2027		Cash	1837	0.000049
Call Option	21-Jun-2024		Cash	1806	0.000049
Call Option	01-Apr-2026		Cash	1769	0.000048
Call Option	22-May-2028		Cash	1734	0.000047
Put Option	20-Dec-2024		Cash	1731	0.000047
Call Option	20-Dec-2024		Cash	1684	0.000045
Call Option	15-Dec-2028		Cash	1663	0.000045
Call Option	20-Jul-2026		Cash	1624	0.000044
Call Option	20-Dec-2024		Cash	1615	0.000043
Call Option	04-Mar-2025		Cash	1546	0.000042
Put Option	21-Jun-2024		Cash	1534	0.000041
Put Option	21-Jun-2024		Cash	1423	0.000038
Call Option	20-Dec-2030		Cash	1417	0.000038
Call Option	17-Dec-2032		Cash	1380	0.000037
Put Option	20-Jun-2025		Cash	1327	0.000036
Call Option	18-Dec-2026		Cash	1308	0.000035
Put Option	15-Dec-2028		Cash	1270	0.000034
Put Option	15-Dec-2028		Cash	1264	0.000034
Call Option	10-Sep-2026		Cash	1197	0.000032
Put Option	17-Nov-2025		Cash	1155	0.000031
Put Option	17-Nov-2025		Cash	1155	0.000031
Put Option	19-Dec-2025		Cash	1153	0.000031
Put Option	21-Mar-2025		Cash	1143	0.000031
Put Option	20-Dec-2024		Cash	1140	0.000031
Put Option	19-Dec-2025		Cash	1082	0.000029
Put Option	19-Dec-2025		Cash	1046	0.000028
Call Option	17-Jan-2025		Cash	1040	0.000028
Call Option	19-Sep-2025		Cash	1037	0.000028
Call Option	19-Dec-2025		Cash	1020	0.000027
Put Option	19-Dec-2025		Cash	995	0.000027
Put Option	20-Dec-2024		Cash	981	0.000026
Put Option	15-Dec-2028		Cash	918	0.000025
Call Option	22-Feb-2027		Cash	911	0.000024
Put Option	20-Jun-2025		Cash	890	0.000024
Put Option	15-Nov-2024		Cash	886	0.000024
Put Option	21-Jun-2024		Cash	869	0.000023
Put Option	20-Sep-2024		Cash	846	0.000023
Call Option	30-Apr-2029		Cash	832	0.000022
Future	21-Jun-2024		Cash	783	0.000021
Put Option	21-Jun-2024		Cash	728	0.000020
Call Option	26-Oct-2026		Cash	727	0.000020
Put Option	03-Feb-2027		Cash	622	0.000017
Put Option	21-Jun-2024		Cash	615	0.000017
Call Option	19-Dec-2025		Cash	602	0.000016
Put Option	20-Jun-2025		Cash	596	0.000016
Put Option	19-Dec-2025		Cash	594	0.000016
Put Option	18-Oct-2024		Cash	589	0.000016
Put Option	20-Dec-2030		Cash	569	0.000015
Forward	21-Jun-2024		Cash	540	0.000015
Put Option	20-Dec-2024		Cash	538	0.000014
Put Option	19-Sep-2025		Cash	499	0.000013
Put Option	14-Jul-2027		Cash	494	0.000013
Call Option	08-Apr-2025		Cash	489	0.000013
Call Option	20-Dec-2030		Cash	459	0.000012
Put Option	20-Dec-2024		Cash	455	0.000012
Call Option	12-Jul-2024		Cash	429	0.000012
Put Option	13-Jan-2028		Cash	426	0.000011
Call Option	06-Jun-2024		Cash	401	0.000011
Put Option	21-Jun-2024		Cash	392	0.000011
Put Option	15-Dec-2028		Cash	387	0.000010
Call Option	10-Jan-2029		Cash	352	0.000009
Put Option	20-Mar-2026		Cash	341	0.000009
Put Option	25-Jun-2026		Cash	340	0.000009
Call Option	28-Jun-2028		Cash	324	0.000009
Call Option	20-Jul-2026		Cash	297	0.000008
Call Option	06-Jun-2024		Cash	294	0.000008
Call Option	12-May-2025		Cash	288	0.000008
Put Option	21-Jun-2024		Cash	275	0.000007
Call Option	22-Feb-2027		Cash	274	0.000007
Call Option	06-Jun-2024		Cash	259	0.000007
Put Option	13-Jan-2027		Cash	257	0.000007
Put Option	17-Dec-2027		Cash	251	0.000007
Put Option	17-Sep-2027		Cash	248	0.000007
Put Option	18-Jun-2027		Cash	241	0.000006
Put Option	19-Mar-2027		Cash	232	0.000006
Put Option	20-Dec-2024		Cash	232	0.000006
Call Option	12-Mar-2029		Cash	230	0.000006
Put Option	21-Jun-2024		Cash	229	0.000006
Put Option	19-Dec-2025		Cash	227	0.000006
Call Option	13-Jun-2029		Cash	222	0.000006
Put Option	21-Mar-2025		Cash	221	0.000006
Forward	21-Jun-2024		Cash	216	0.000006
Call Option	30-Jun-2028		Cash	214	0.000006
Call Option	28-Jun-2028		Cash	212	0.000006
Forward	21-Jun-2024		Cash	203	0.000005
Forward	21-Jun-2024		Cash	194	0.000005
Forward	21-Jun-2024		Cash	186	0.000005
Put Option	08-Apr-2025		Cash	180	0.000005
Put Option	20-Dec-2030		Cash	180	0.000005
Forward	21-Jun-2024		Cash	177	0.000005
Call Option	28-Mar-2025		Cash	177	0.000005
Call Option	02-Nov-2027		Cash	176	0.000005
Put Option	18-Dec-2026		Cash	174	0.000005
Put Option	18-Sep-2026		Cash	169	0.000005
Forward	21-Jun-2024		Cash	169	0.000005
Put Option	19-Jun-2026		Cash	160	0.000004
Future	21-Jun-2024		Cash	157	0.000004
Future	21-Jun-2024		Cash	157	0.000004
Forward	21-Jun-2024		Cash	156	0.000004
Call Option	13-Jun-2029		Cash	156	0.000004
Call Option	21-Jun-2024		Cash	151	0.000004
Forward	21-Jun-2024		Cash	151	0.000004
Put Option	11-Mar-2025		Cash	148	0.000004
Put Option	20-Dec-2024		Cash	148	0.000004
Put Option	20-Mar-2026		Cash	148	0.000004
Call Option	31-Jul-2028		Cash	141	0.000004
Forward	21-Jun-2024		Cash	134	0.000004
Forward	21-Jun-2024		Cash	130	0.000003
Forward	21-Jun-2024		Cash	125	0.000003
Call Option	28-Mar-2025		Cash	124	0.000003
Forward	21-Jun-2024		Cash	121	0.000003
Forward	21-Jun-2024		Cash	121	0.000003
Forward	21-Jun-2024		Cash	121	0.000003
Forward	21-Jun-2024		Cash	117	0.000003
Put Option	21-Jun-2024		Cash	115	0.000003
Put Option	19-Dec-2025		Cash	114	0.000003
Call Option	10-Mar-2028		Cash	113	0.000003
Call Option	02-Nov-2028		Cash	113	0.000003
Forward	21-Jun-2024		Cash	112	0.000003
Put Option	15-Dec-2028		Cash	111	0.000003
Forward	21-Jun-2024		Cash	108	0.000003
Forward	21-Jun-2024		Cash	108	0.000003
Forward	21-Jun-2024		Cash	108	0.000003
Forward	21-Jun-2024		Cash	99	0.000003
Put Option	19-Sep-2025		Cash	98	0.000003
Forward	21-Jun-2024		Cash	95	0.000003
Forward	21-Jun-2024		Cash	91	0.000002
Put Option	17-Dec-2027		Cash	90	0.000002
Put Option	20-Dec-2030		Cash	89	0.000002
Put Option	17-Sep-2027		Cash	88	0.000002
Put Option	20-Dec-2024		Cash	86	0.000002
Forward	21-Jun-2024		Cash	86	0.000002
Forward	21-Jun-2024		Cash	86	0.000002
Put Option	18-Jun-2027		Cash	84	0.000002
Call Option	20-Apr-2028		Cash	83	0.000002
Put Option	20-Dec-2030		Cash	83	0.000002
Forward	21-Jun-2024		Cash	82	0.000002
Put Option	20-Dec-2030		Cash	80	0.000002
Put Option	19-Dec-2025		Cash	80	0.000002
Put Option	19-Mar-2027		Cash	80	0.000002
Call Option	02-Nov-2027		Cash	79	0.000002
Put Option	20-Jun-2025		Cash	78	0.000002
Put Option	21-Jun-2024		Cash	77	0.000002
Put Option	08-Oct-2024		Cash	76	0.000002
Put Option	20-Dec-2024		Cash	74	0.000002
Put Option	18-Dec-2026		Cash	72	0.000002
Put Option	18-Sep-2026		Cash	69	0.000002
Put Option	20-Dec-2024		Cash	68	0.000002
Put Option	20-Sep-2024		Cash	67	0.000002
Put Option	19-Dec-2025		Cash	67	0.000002
Put Option	19-Jun-2026		Cash	64	0.000002
Put Option	21-Jun-2024		Cash	64	0.000002
Put Option	19-Sep-2025		Cash	60	0.000002
Put Option	20-Mar-2026		Cash	58	0.000002
Put Option	21-Mar-2025		Cash	57	0.000002
Call Option	10-Jan-2028		Cash	53	0.000001
Put Option	10-Sep-2024		Cash	52	0.000001
Put Option	20-Jun-2025		Cash	50	0.000001
Put Option	21-Jun-2024		Cash	47	0.000001
Put Option	19-Dec-2025		Cash	43	0.000001
Call Option	31-Jul-2028		Cash	42	0.000001
Call Option	21-Jun-2024		Cash	40	0.000001
Put Option	20-Dec-2024		Cash	38	0.000001
Put Option	21-Mar-2025		Cash	38	0.000001
Put Option	20-Dec-2024		Cash	33	0.000001
Put Option	21-Jun-2024		Cash	28	0.000001
Call Option	11-Mar-2027		Cash	25	0.000001
Call Option	28-Mar-2025		Cash	25	0.000001
Put Option	20-Dec-2024		Cash	22	0.000001
Put Option	20-Sep-2024		Cash	17	0.000000
Put Option	20-Dec-2024		Cash	16	0.000000
Put Option	20-Sep-2024		Cash	11	0.000000
Put Option	11-Feb-2025		Cash	11	0.000000
Put Option	14-Jan-2025		Cash	11	0.000000
Call Option	21-Jun-2024		Cash	9	0.000000
Put Option	12-Dec-2024		Cash	9	0.000000
Call Option	02-Nov-2028		Cash	8	0.000000
Put Option	21-Jun-2024		Cash	8	0.000000
Put Option	20-Sep-2024		Cash	8	0.000000
Put Option	08-Oct-2024		Cash	7	0.000000
Put Option	12-Nov-2024		Cash	6	0.000000
Call Option	28-Mar-2025		Cash	6	0.000000
Put Option	10-Sep-2024		Cash	5	0.000000
Call Option	14-Jun-2024		Cash	4	0.000000
Put Option	06-Jun-2024		Cash	3	0.000000
Put Option	21-Jun-2024		Cash	3	0.000000
Put Option	13-Aug-2024		Cash	2	0.000000
Put Option	21-Jun-2024		Cash	2	0.000000
Put Option	21-Jun-2024		Cash	2	0.000000
Put Option	21-Jun-2024		Cash	1	0.000000
Call Option	07-Jun-2024		Cash	1	0.000000
Put Option	09-Jul-2024		Cash	1	0.000000
Put Option	21-Jun-2024		Cash	1	0.000000
Sub Total 8.B2				31562221	0.848090%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc. (Chain 1)
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs (UK) L.L.C.
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs Group UK Limited
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs International
The Goldman Sachs Group, Inc. (Chain 2)
The Goldman Sachs Group, Inc. (Chain 2)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings I Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings II Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings B.V.
The Goldman Sachs Group, Inc. (Chain 3)
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank USA
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank Europe SE
The Goldman Sachs Group, Inc. (Chain 4)
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs & Co. LLC
The Goldman Sachs Group, Inc. (Chain 5)
The Goldman Sachs Group, Inc. (Chain 5)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 5)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 6)
The Goldman Sachs Group, Inc. (Chain 6)	Folio Financial, Inc.
The Goldman Sachs Group, Inc. (Chain 6)	Folio Investments Inc.
The Goldman Sachs Group, Inc. (Chain 7)
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs (UK) L.L.C.
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs Group UK Limited
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs International Bank
The Goldman Sachs Group, Inc. (Chain 8)
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Trust Company, National Association
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Trust Company of Delaware
The Goldman Sachs Group, Inc. (Chain 9)
The Goldman Sachs Group, Inc. (Chain 9)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Asset Management International Holdings L.L.C.
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Asset Management Co., Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Please note, the total amount of voting rights have been rounded to 6 decimal places therefore there is a possibility of a rounding error.General email contact:gs-regops-emea-position-enquiries@gs.com

12. Date of Completion
04-Jun-2024

13. Place Of Completion
Warsaw

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Pritti Patel
Deputy Company Secretary and General Counsel, Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 5 June 2024